March 16, 2010	Jacob E. Comer
617-951-7913
Jacob.comer@ropesgray.com

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Brion Thompson

Re:	PIMCO Income Strategy Fund II

(File Nos. 333-164388, 811-21601)

Mr. Thompson:

We filed today via EDGAR, on behalf of PIMCO Income Strategy Fund II (the “Fund”), pre-effective amendment no. 2 (the “Amendment”) to the Fund’s registration statement on Form N-2 (file nos. 333-164388, 811-21601) pursuant to the Securities Act of 1933, as amended (amendment no. 9 pursuant to the Investment Company Act of 1940, as amended) (the “Registration Statement”). As we discussed earlier today by telephone, the Amendment corrects, on the registration statement facing sheet, the number of transferable rights to be issued pursuant to the rights offering described in the Amendment. The Amendment also reflects minor edits to Part C of the registration statement to reflect that exhibits filed with pre-effective amendment no. 1 to the Registration Statement are now incorporated by reference to that amendment; however, as we discussed, the consent of the Fund’s independent registered public accounting firm is attached as an exhibit to the Amendment.

As you know, the Fund and the dealer manager for the rights offering yesterday requested that the effectiveness of the Registration Statement be accelerated to 9:00 a.m. on Wednesday, March 17, 2010, or as soon thereafter as practicable. We look forward to hearing from you in that regard.

Please call me at (617) 951-7913 (or, in my absence, David Sullivan at (617) 951-7362) if you have any questions. Thank you very much for your attention in this matter.

Very truly yours,

/s/ Jacob E. Comer
Jacob E. Comer

cc:	Brian S. Shlissel

Thomas J. Fuccillo, Esq.

David C. Sullivan, Esq.